Exhibit 99(a)(13)

Email to Magma employees regarding confirmation of participation in stock option exchange program

TO ALL MAGMA EMPLOYEES:

Please reply to this email by 5pm Tuesday, August 16th to confirm ONE of the following options:

Option 1: I have elected to participate in the option exchange program and have submitted all required documentation; or

Option 2: I plan to participate in the option exchange program but have not yet submitted my documentation; or

Option 3: I do not plan to participate in the option exchange program.

By 5pm Thursday, August 18th, 2005, you will receive an email from optionexchange@magma-da.com only if:

1.	We have received your email choosing Option 1 but we have not yet received your participation documents; or

2.	We have not received a reply email from you to this email. This email will serve as a courtesy reminder of the deadline to participate. The email shall not in any way be construed as the company’s solicitation or encouragement of an employee to participate in the option exchange program.

If you are not contacted by 5pm, 8/18/05, this means your election to participate has been received and will be processed accordingly. Please do not request individual confirmations. If your email indicates that your exchange paperwork has been submitted, you will be contacted if we do not have the paperwork.

Reminders:

1.	Deadline to participate or withdraw is 11:59 p.m. Pacific Time Friday, August 19th, 2005.

•	ALL offering materials are available on the intranet and attached hereto for your convenience.

•	All documentation Appendix C (Election to Participate) or Appendix D (Notice of Withdrawal) of the offering materials must be submitted to:

1.	Susan Berry in Stock Administration; or

2.	Fax numbers: (408) 565-7980 or (408) 516-5214 by the deadline.

2.	New options will be priced on the date of grant (tentatively set for MONDAY, August 22ND, 2005).

3.	If you previously submitted an election and wish to make a modification, you must submit an entirely new submission. Each new submission cancels/overrides the previous one. The last submission we received will be used as your election to exchange or withdraw.

4.	There is no difference between outstanding shares that are vested or unvested. If you elect to exchange the grant, all outstanding shares (regardless of whether they have vested or have not vested) will take on the new vesting schedule as stated in the offering materials.

5.	You can only exchange options that are outstanding (meaning those that have not been exercised). Options that have been exercised already belong to you (in the form of shares) and cannot be exchanged.

If you have any questions, please feel free to contact Susan Berry or Camellia Ngo.